Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	STEPHANIE J. SELIGMAN	51 WEST 52ND STREET		DAVID C. BRYAN	MARTIN J.E. ARMS
HERBERT M. WACHTELL	JOHN F. SAVARESE			STEVEN A. COHEN	GREGORY E. OSTLING
BERNARD W. NUSSBAUM	SCOTT K. CHARLES	NEW YORK , N . Y . 10019-6150		DEBORAH L. PAUL	DAVID B. ANDERS
LAWRENCE B. PEDOWITZ	DAVID S. NEILL			DAVID C. KARP	ADAM J. SHAPIRO
PAUL VIZCARRONDO, JR.	JODI J. SCHWARTZ	TELEPHONE: (212)403- 1000		RICHARD K. KIM	NELSON O. FITTS
PETER C. HEIN	ADAM O. EMMERICH			JOSHUA R. CAMMAKER	JEREMY L. GOLDSTEIN
HAROLD S. NOVIKOFF	GEORGE T. CONWAY III	FACSIMILE: (212)403- 2000		MARK GORDON	JOSHUA M. HOLMES
KENNETH B. FORREST	RALPH M. LEVENE			JOSEPH D. LARSON	DAVID E. SHAPIRO
MEYER G. KOPLOW	RICHARD G. MASON	GEORGE A. KATZ (1965-1989)		LAWRENCE S. MAKOW	DAMIAN G. DIDDEN
THEODORE N. MIRVIS	MICHAEL J. SEGAL	JAMES H. FOGELSON (1967-1991)		JEANNEMARIE O’BRIEN	ANTE VUCIC
EDWARD D. HERLIHY	DAVID M. SILK			WAYNE M. CARLIN	IAN BOCZKO
DANIEL A. NEFF	ROBIN PANOVKA	OF COUNSEL		STEPHEN R. DiPRIMA	MATTHEW M. GUEST
ERIC M. ROTH	DAVID A. KATZ			NICHOLAS G. DEMMO	DAVID E. KAHAN
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	WILLIAM T. ALLEN	ERIC S. ROBINSON	IGOR KIRMAN	DAVID K. LAM
MICHAEL H. BYOWITZ	DAVID M. MURPHY	PETER C. CANELLOS	PATRICIA A. ROBINSON*	JONATHAN M. MOSES	BENJAMIN M. ROTH
PAUL K. ROWE	JEFFREY M. WINTNER	DAVID M. EINHORN	LEONARD M. ROSEN	T. EIKO STANGE	JOSHUA A. FELTMAN
MARC WOLINSKY	TREVOR S. NORWITZ	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	DAVID A. SCHWARTZ	ELAINE P. GOLIN
DAVID GRUENSTEIN	BEN M. GERMANA	RICHARD D. KATCHER	ELLIOTT V. STEIN	JOHN F. LYNCH	EMIL A. KLEINHAUS
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	THEODORE A. LEVINE	WARREN R. STERN	WILLIAM SAVITT	KARESSA L. CAIN
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	ERIC M. ROSOF
		ROBERT B. MAZUR	J. BRYAN WHITWORTH
		PHILIP MINDLIN	AMY R. WOLF
ROBERT M. MORGENTHAU

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		MICHELE J. ALEXANDER	NANCY B. GREENBAUM
		LOUIS J. BARASH	MAURA R. GROSSMAN
		DIANNA CHEN	MARK A. KOENIG
		ANDREW J.H. CHEUNG	J. AUSTIN LYONS
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

February 8, 2013

VIA HAND DELIVERY AND EDGAR

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&T Bank Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed January 9, 2013
File No. 333-184411

Dear Ms. Hayes:

On behalf of our client, M&T Bank Corporation (“M&T” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 24, 2013, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-184411) (the “Registration Statement” or the “Form S-4”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement filed on January 9, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of Amendment No. 2.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

February 8, 2013

Preferred Share Amendment Proposal, page 53

1.	We note your response to prior comment 14. Please provide your unbundling analysis for the preferred share amendment proposal itself. Specifically, address whether there should be separate votes for each series being amended (Series A and Series C) and whether there should be separate votes for each term being amended (dividend rate and redemption provisions).

Response: The disclosure on pages 54-56, and throughout the Registration Statement where applicable, has been revised in response to the Staff’s comment to provide that M&T common shareholders will vote separately with respect to the Company’s Series A Preferred Shares and the Series C Preferred Shares (collectively, the “Preferred Shares”). The Company supplementally advises the Staff that, for the following reasons, it does not believe that the dividend rate provision amendments and the redemption provision amendments constitute “separate matters” under Rule 14a-4(a)(3) and therefore that the Company is obligated to provide the M&T common shareholders with the right to separately vote on each of these amendments.

First, the proposed amendments to the dividend rate and redemption provisions represent an integrated package of modifications to the financial terms of the respective series of Preferred Shares that resulted from extensive negotiations among the Company, the U.S. Department of the Treasury (“Treasury”) and the underwriters of the Preferred Shares. The integrated package of amendments that resulted from these negotiations ensured that M&T would find it financially acceptable to maintain the Preferred Shares in its capital structure while simultaneously ensuring that Treasury and the underwriters would be able to market the Preferred Shares to the public at an acceptable price. As a result, the proposed dividend rate provision amendment and the proposed redemption provision amendment for each series of Preferred Shares are clearly not separate, but instead are linked and integrated to a single matter pursuant to which M&T and Treasury found it acceptable to have such Preferred Shares held by public shareholders. Second, both the proposed dividend rate and redemption provision amendments for each of the Series A Preferred Shares and the Series C Preferred Shares are confined to the section of the Company’s Certificate of Incorporation, as amended (the “Company Charter”), that solely relate to the terms of the applicable series of Preferred Shares. This fact strongly supports the finding that the proposed amendments, rather than relating to “separate” provisions of the Company Charter, should actually be viewed as constituting modifications to a single provision of the Company Charter. Third, the Company believes that any further bifurcation of the proposed Series A Preferred Shares and Series C Preferred Shares amendments would (1) place undue prominence on these amendments in the document relative to the merger-related proposals and (2) cause unwarranted and unnecessary confusion to M&T common shareholders as the Company would be asking its common shareholders to vote on four separate proposals that, in reality, all relate to the what is essentially the same matter.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

February 8, 2013

For these reasons, the Company believes that its proposed changes represent a sensible and reasonable approach to implementing the intent and requirements of Rule 14a-4(a)(3) and that it would be counterproductive to read Rule 14a-4(a)(3) to require that a registrant further fragment a straightforward proposal like the one at issue into four separate voting items.

Background of the Merger, page 62

2.	Please revise this section throughout to describe the terms initially proposed and changes to the terms during the process, as previously requested.

Response: The disclosure on pages 66-68 has been revised in response to the Staff’s comment.

3.	Please disclose the name of the “leading international consulting firm” retained by Hudson City in the first quarter of 2012, as previously requested.

Response: The disclosure on page 65 has been revised in response to the Staff’s comment.

4.	Please describe the more stringent requirements that bank regulatory agencies had recently imposed for regulatory approval of acquisitions and whether the Hudson City board believed those requirements would impede or prevent potential transactions with Parties A and B.

Response: The disclosure on page 67 has been revised in response to the Staff’s comment.

5.	On page 65 you indicate that in making its determination, Hudson City’s board considered, among other things, M&T’s status under the Dodd-Frank Act. Please revise to explain.

Response: The disclosure on page 67 has been revised in response to the Staff’s comment.

Opinion of M&T’s Financial Advisor, page 79

6.	We note your response to prior comment 20 and we note that Item 4(b) of Form S-4 requires you to furnish Item 1015(b) of Regulation M-A information for any opinion materially relating to the transaction. Please tell us how you determined that quantification of the fee was not required.

Response: The Staff is supplementally advised that our previous letter, dated January 9, 2013, set forth the Company’s rationale as to why quantification of the fee was not required. However, in light of our previous conversations with members of the Staff, the disclosure on page 90 has been revised in response to the Staff’s comment.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

February 8, 2013

Portfolio Restructuring and Other Post-Closing Actions, page 100

7.	Please expand this section to describe how you plan to restructure the Hudson City mortgage portfolio. In addition, discuss whether you plan to grow, decrease, or maintain the current magnitude of the Hudson City portfolio going forward, and explain how you intend to execute your plan.

Response: The disclosure on page 102 has been revised in response to the Staff’s comment.

The Merger Agreement

Covenants and Agreements, page 103

8.	The disclosure you added in response to prior comment 23 explained post-closing actions. Please describe the restructurings that will occur prior to closing.

Response: The disclosure on page 102 has been revised in response to the Staff’s comment.

*        *        *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1372 or David M. Adlerstein at (212) 403-1363.

Very truly yours,

/s/ Lawrence S. Makow

Lawrence S. Makow

Enclosures

cc:	Drew J. Pfirrman (M&T Bank Corporation)
Denis J. Salamone (Hudson City Bancorp, Inc.)
C. Andrew Gerlach (Sullivan & Cromwell LLP)